UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Barington/Hilco Acquisition Corp.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

06759V1017
(CUSIP Number)

Paul Abramowitz

10990 Wilshire Blvd., Penthouse

Los Angeles, CA

(310) 734-1310
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

SCHEDULE 13D

CUSIP No.	06759V1017	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hilco Trading LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 127,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 127,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.68%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No.	06759V1017	Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey B. Hecktman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 132,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 132,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	06759V1017	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hilco Merchant Resources, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 127,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 127,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.68%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

Amendment No. 1

Item 1. Security and Issuer

This Amendment No. 1 to the Statement on Schedule 13D filed on February 23, 2015 (this “Schedule 13D”), relating to the common stock, $0.0001 par value (the “Common Stock”), of Barington/Hilco Acquisition Corp, a Delaware corporation (the “Company”). The principal executive offices of the Issuer are located at 10990 Wilshire Blvd., Penthouse, Los Angeles, CA 90024.

Item 2. Identity and Background

Item 2 to this Schedule 13D is amended and restated as follows:

(a)       Name of Person Filing:

This statement is filed by:

(i) Hilco Trading, LLC, a Delaware Limited Liability Company (“Hilco”)

(ii) Hilco Merchant Resources, LLC, an affiliate of Hilco Global, of which Hilco Global has sole voting and investment power (“HMR”)

(iii) Jeffrey B. Hecktman

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)       Residence or Business Address:

The address of the business office of each of the Reporting Persons is 5 Revere Drive, Suite 2056, Northbrook, IL 60062.

(c)       Present Principal Occupation:

Hilco and HMR: The principal business of Hilco and HMR is acquiring, holding and disposing of investments in various companies.

Jeffrey B. Hecktman: Chairman and Chief Executive Officer of Hilco.

(d)       Criminal Proceedings:

In the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        Civil Proceedings:

In the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Citizenship:

Jeffrey B. Hecktman is a citizen of the United States of America.

Hilco and HMR are formed under Delaware law.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 to this Schedule 13D is amended by adding the following:

Funds for the purchase of 15,650 of Common Stock and 5,000 Units pursuant to the Securities Purchase Agreement (defined below) were derived from cash on HMR’s balance sheet.

Item 4. Purpose of Transaction

Item 4 to this Schedule 13D is amended by adding the following:

On November 24, 2015, the Reporting Persons entered into a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which they acquired in a private purchase 15,650 shares of Common Stock and 5,000 Units of the Issuer from Joseph R. Gromek.

On January 3, 2018, the Company, BCA, Hilco Global (“Hilco”), Hilco Merchant Resources, LLC (“HMR”) and certain additional parties, including members of the board of directors of the Company (together with Barington, Hilco and HMR, the “Sellers”), entered into an agreement (the “Agreement”) with Sweiss Ventures, LLC, a Nevada limited liability company (“Sweiss”), DMZ1 Holdings, LLC, a New York limited liability company (“DMZ”), BAG Spac 1, LLC, a Delaware limited liability company (“BAG”), PLA99, LLC, a Delaware limited liability company (”PLA”), and Oreva Partners, LLC, a Delaware limited liability company (“Oreva” and together with Sweiss, DMZ, BAG and PLA, the “Investors”).

Pursuant to the Agreement, the Sellers agreed to transfer to the Investors an aggregate of (a) 1,035,767 shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”), and (b) an aggregate of 142,500 warrants to purchase an additional 142,500 shares of Common Stock (collectively, the “Transferred Securities”). The 1,035,767 shares of Common Stock included in the Transferred Securities represented 96.5% of an aggregate of 1,073,267 insider promoter shares of Common Stock of the Company owned of record and beneficially by the Sellers (the “Insider Shares”). Under the Agreement, the Sellers retained an aggregate of (i) 285,000 shares of Common Stock and associated rights, which entitle a holder to receive one-tenth (1/10) of a share of Common Stock (the “Rights”), and (ii) 37,500 promotional shares of Common Stock that were issued to directors and officers of the Company and the acting chief financial officer of the Company as compensation for their services to the Company.

Pending the Company’s ability to effect a business combination with an unaffiliated entity that is approved by the Company’s stockholders (a “Business Combination”), the Insider Shares originally issued to the Sellers in connection with the formation of the Company as a special purpose acquisition corporation in 2014 were placed in escrow pursuant to a share escrow agreement dated as of February 5, 2015 by and among the Sellers, the Company and Continental Stock Transfer & Trust Company (“CSTC”). The Transferred Securities issued to the Investors will continue to be retained in escrow with CSTC pursuant to a separate letter agreement among the Sellers and the Investors, dated January 3, 2018. The Sellers also agreed to assign to the Investors their registration rights with respect to the Transferred Securities and the Investors agreed to comply with such registration rights agreement. In addition, the Investors agreed to provide certain indemnification rights to the Sellers and to maintain in effect the current directors’ and officers’ liability insurance policy maintained by the Company (or a policy of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the Sellers).

In consideration for their receipt of the Transferred Securities and its affiliates obtaining control of the board of directors of the Company as described in Item 5.02 below, the Investors and its affiliates and associates agreed to use its and their best efforts to locate and consummate, on or prior to the June 30, 2018, a Business Combination for the Company acceptable to the Company’s stockholders. In addition, the Investors paid on behalf of the Company, or reimbursed the Sellers for, $154,000, representing three months prepaid interest required to be paid by the Company to obtain an extension of the date by which the Company has to complete a Business Combination (the “Extension”), and other accrued fees and expenses, and agreed pay to approximately $59,229 in additional documented Company expenses within 30 days. The Investors also agreed to assume responsibility for all ongoing costs and expenses of the Company, including, without limitation, interest expenses associated with the Extension and costs and expenses associated with operating and maintaining a publicly traded company following the closing of the transactions contemplated by this Agreement.

The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 to this Schedule 13D is amended and restated as follows:

(a)        As described in Item 4, Hilco and HMR may be deemed the beneficial owners of 127,500 shares of Common Stock representing approximately 5.68% of the outstanding shares of the Issuer’s Common Stock. As described in Item 4, Mr. Hecktman may be deemed the beneficial owner of 132,500 shares of Common Stock representing approximately 5.90% of the outstanding shares of the Issuer’s Common Stock.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 2,246,236 shares of Common Stock outstanding, based on the 2,784,040 reported on the Form DEF14A filed by the Issuer on December 15, 2017, less 537,804 shares of Common Stock redeemed subsequent to that filing as reported on the Current Report on Form 8-K filed by the Issuer on January 9, 2018.

(b)        By virtue of his control of Hilco, Mr. Hecktman has sole voting and disposition power over all 132,500 shares reported herein.

(c)        Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d)        No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 to this Schedule 13D is amended by adding the following:

On January 3, 2018, the Reporting Persons entered into the Agreement. See Item 4.

Item 7.	Material to Be Filed as Exhibits

99.1	Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

99.2	Agreement, dated January 3, 2018, by and among Barington/Hilco Acquisition Corp. (the “Company”), Barington Companies Advisors, LLC, Hilco Global, Hilco Merchant Resources, LLC, and certain additional parties, including members of the board of directors of the Company, Sweiss Ventures, LLC, DMZ1 Holdings, LLC, BAG Spac 1, LLC, PLA99, LLC, and Oreva Partners, LLC (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on January 9, 2018).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: As of February 26, 2018

/s/ Jeffrey B. Hecktman
Jeffrey B. Hecktman

HILCO TRADING LLC

By:	/s/ Jeffrey B. Hecktman
Name: Jeffrey B. Hecktman
Title: Chairman and Chief Executive Officer

HILCO MERCHANT RESOURCES, LLC

By:	/s/ Jeffrey B. Hecktman
Name: Jeffrey B. Hecktman
Title: Chairman and Chief Executive Officer